Exhibit 99.3

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

5 February 2004

Notification was received on 4 February 2004, from Sprucegrove Investment Management Ltd, notifying of its interest in 9,539,973 A shares in United Utilities PLC amounting to 3.1% of the issued A share capital.

The shares were registered in the names of the following holders:

Registered holder	Number of shares

Citibank N.A. London	742,905
Chase Nominees Ltd	1,372,273
Mellon Nominees (UK) Ltd	1,267,229
Nortrust Nominees Ltd	1,080,737
ROY Nominees Ltd	2,346,101
State Street Nominees Ltd a/c NP8E	289,914
State Street Nominees Ltd a/c VN5D	285,316
State Street Nominees Ltd a/c 16Y8	837,811
State Street Nominees Ltd a/c SM86	1,037,007
State Street Nominees Ltd a/c JF2M	101,877
State Street Nominees Ltd a/c 05NU	113,037
State Street Nominees Ltd a/c 00ND	65,766
TOTAL	9,539,973

Contact for queries: Tim Rayner 01925 237071

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.